Plug Power Inc.

968 Albany Shaker Road

Latham, New York 12110

(518) 782-7700

February 11, 2013

By EDGAR

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549-6010

Attention: Mr. Brian Soares and Mr. Russell Mancuso

Re:	Plug Power Inc.: Registration Statement on Form S-1 (File No. 333-186041)

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations of the Securities Act of 1933, as amended (the “Securities Act”), Plug Power Inc. (the “Company”) hereby respectfully requests acceleration of the effective date of the above-referenced Registration Statement on Form S-1 so that it may be declared effective at 4:00 p.m. (Washington, D.C. time), on February 13, 2013, or as soon as practicable thereafter. The Company is aware of its obligations under the Securities Act.

The Company hereby acknowledges the following:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you have any questions regarding this request, please contact either Robert P. Whalen, Jr., Esq. of Goodwin Procter LLP at (617) 570-1394 or Jocelyn M. Arel, Esq. of Goodwin Procter LLP at (617) 570-1067.

Sincerely, PLUG POWER INC.

By:	/s/ Andrew Marsh
Name: Title:	Andrew Marsh President and Chief Executive Officer

cc:	Robert P. Whalen, Jr., Esq.

Jocelyn M. Arel, Esq.

Gerard L. Conway, Jr., Esq.